PROSPECTUS SUPPLEMENT NO. 1 (TO PROSPECTUS DATED JUNE 5, 2006)	Filed Pursuant to Rule 424(b)(7) Registration No. 333-134728

$250,000,000
CONEXANT SYSTEMS, INC.

4% CONVERTIBLE SUBORDINATED NOTES DUE 2026
SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

            This prospectus supplement no. 1 supplements and amends the prospectus dated June 5, 2006 (as so supplemented and amended, the “prospectus”), relating to the resale from time to time by certain selling securityholders of our 4% convertible subordinated notes due 2026 and shares of our common stock issuable upon conversion of the notes.

            This prospectus supplement should be read in conjunction with and accompanied by the prospectus and is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

            The information appearing in the table below, which is based on information provided by or on behalf of the named selling securityholders, supplements and amends the information in the table appearing under the heading “Selling Securityholders” in the prospectus. The percentage of notes outstanding beneficially owned by each selling securityholder is based on $250,000,000 aggregate principal amount of notes outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock issuable upon conversion of the notes. The number of shares of common stock offered hereby is based on the initial conversion rate of 203.2520 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share.

Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby (1)	Percentage of Notes Outstanding	Common Stock Owned Prior to the Offering	Common Stock Offered Hereby

Aristeia International Limited	$21,000,000	8.4%	4,268,292	4,268,292
Calamos Market Neutral Income Fund-Calamos Investment Trust (2)	11,200,000	4.5%	2,276,422	2,276,422
LLT Limited	2,068,000	*	420,325	420,325
Lydian Global Opportunities Master Fund Limited	8,000,000	3.2%	1,626,016	1,626,016
Lydian Overseas Partners Master Fund L.P.	20,000,000	8.0%	4,065,040	4,065,040
Meriter Health Services, Inc. Employee Retirement Plan (2)	100,000	*	20,325	20,325
Satellite Convertible Arbitrage Master Fund LLC	5,000,000	2.0%	1,016,260	1,016,260
Wachovia Securities International LTD (3) (4)	10,000,000	4.0%	2,032,520	2,032,520

* Less than one percent of the notes outstanding.

(1)  We believe that any excess of the total amount of registered sales by selling securityholders is the result of (i) sales by selling securityholders who previously registered their securities in unregistered exempt transactions and the subsequent registration by the purchasers thereof, or (ii) registration by selling securityholders who had acquired their securities in a previously registered transaction.

(2)  Calamos Advisors LLC is investment advisor for this selling securityholder.

(3)  This selling securityholder is a registered broker-dealer and is, therefore, deemed an underwriter by the SEC.

(4)  An affiliate of this selling securityholder is a lender to our Conexant USA, LLC subsidiary in connection with our accounts receivable financing facility entered into in November 2005.

            Investing in the notes and the underlying shares of common stock involves significant risks. See “Risk Factors” beginning on page 5 of the prospectus.

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 13, 2006.